DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2202

August 9, 2011

VIA OVERNIGHT DELIVERY

Michael McTiernan, Assistant Director

Erin Martin, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE, Mail Stop 3010 CF/AD8

Washington, DC 20549

Re:	Wells Core Office Income REIT, Inc.

Post-Effective Amendment No. 4 to Form S-11

Filed July 19, 2011

File No. 333-163411

Dear Mr. McTiernan and Ms. Martin:

On behalf of our client, Wells Core Office Income REIT, Inc. (the “Company”), we are writing to address the comment letter from the Staff of the Commission’s Division of Corporation Finance to Leo F. Wells, III, President of the Company, dated August 9, 2011, regarding the above-referenced filing. For your convenience, we have reproduced the comment below, along with our response.

General

1.	We note your response to comment 2 in our letter dated July 28, 2011 and your plans to present AFFO as a performance measure in future Form 8-Ks that are furnished but not filed. Please confirm that to the extent AFFO is disclosed in sales literature, the Section 10(a) prospectus that accompanies or precedes the sales literature will also disclose AFFO, and will include a detailed description of why the measure is useful to investors and the other disclosure required by Item 10(e) of Regulation S-K.

Response: On behalf of the Company, we hereby confirm that to the extent AFFO is disclosed in sales literature, the Section 10(a) prospectus that accompanies or precedes the sales literature will also disclose AFFO, and will include a detailed description of why the measure is useful to investors and the other disclosure required by Item 10(e) of Regulation S-K.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and

Michael McTiernan

Erin E. Martin

U.S. Securities and Exchange Commission

Washington, DC 20549

August 9, 2011

Page Two

accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner

cc:    Leo F. Wells, III

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